Exhibit 99.1

WISeKey International Holding Ltd Signs Merger Agreement to Redomicile to the British Virgin Islands

Zug, Switzerland, June 29, 2026 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding AG (“WISeKey”) (SIX: WIHN; Nasdaq: WKEY) today announced that it has signed a merger agreement with WISeKey International Corp., a British Virgin Islands company and wholly owned subsidiary of WISeKey (“WISeKey BVI”), to effect WISeKey’s proposed redomiciliation from Switzerland to the British Virgin Islands.

Under the proposed transaction, WISeKey would merge with and into WISeKey BVI, with WISeKey BVI surviving the merger as the publicly traded parent company of the WISeKey group and successor to WISeKey. Following completion of the redomiciliation, WISeKey BVI is expected to have its ordinary shares directly listed both on Nasdaq, and on SIX Swiss Exchange.

As part of the merger, each outstanding class of WISeKey shares will be exchanged for the relevant class of WISeKey BVI shares in accordance with the exchange ratios set out in the merger agreement. WISeKey’s current American Depositary Share (“ADS”) program will be terminated, and holders of WISeKey ADSs will receive WISeKey BVI ordinary shares in exchange.

The current holders of WISeKey Class B shares, being WISeKey’s shares traded on the SIX Swiss Exchange, will have certain election rights among different classes of shares that differ with respect to voting rights and dividend rights. In the absence of an election by holders of WISeKey Class B shares, such holders will receive WISeKey BVI ordinary shares in exchange for their WISeKey Class B Shares. Detailed procedures for the share and ADS exchanges, including the available elections by shareholders and relevant deadlines, will be communicated separately in advance of the extraordinary general meeting of shareholders (the “EGM”) at which WISeKey shareholders’ approval for the redomiciliation will be sought. We currently expect the EGM to be held in the course of Q3 2026. No later than 30 days prior to the EGM, WISeKey shareholders will receive access to copies of the merger agreement, the merger report, and the audit report thereon, as well as WISeKey’s standalone and consolidated annual financial statements and annual reports for the financial years 2025, 2024 and 2023, and the standalone financial statements of WISeKey BVI as of and for the period ended December 31, 2025.

The merger is intended to align the group’s holding company jurisdiction with its international capital markets profile. The British Virgin Island’s contemporary and flexible corporate legal framework is expected to provide WISeKey BVI with greater strategic and operational flexibility, including in terms of access to equity capital markets in the U.S. and Switzerland, and in support of future strategic initiatives. There can be no assurance that the anticipated benefits of the redomiciliation will be realized.

The completion of the merger remains subject to various customary conditions. Apart from the approval of the merger by shareholders at an EGM, this will include, among other things, the effectiveness of the registration statement to be filed with the U.S. Securities and Exchange Commission, the required Nasdaq and SIX listing authorizations, the confirmation by the Swiss Takeover Board that WISeKey will be subject to the same opting-out from the mandatory takeover provisions as WISeKey, and the satisfaction of Swiss law, BVI law, regulatory and procedural conditions.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lena.cati@equityny.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Important Additional Information and Where to Find It

In connection with the proposed merger, WISeKey BVI intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus of WISeKey BVI (the “prospectus”). WISeKey also intends to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The registration statement, prospectus, and other documents filed by WISeKey or WISeKey BVI with the SEC (when available) may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to WISeKey International Holding Ltd, General-Guisan-Strasse 6, 6300 Zug, Switzerland.

Participants in the Solicitation

WISeKey, WISeKey BVI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from WISeKey’s shareholders in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed merger will be included in the prospectus when it becomes available. Additional information regarding WISeKey’s directors and executive officers is also included in WISeKey’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “should,” “would,” “could,” “may,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the proposed redomiciliation and merger; the expected timing of the completion of the proposed transaction; the expected listing of WISeKey BVI shares on Nasdaq and SIX Swiss Exchange; the anticipated strategic and operational flexibility to be provided by the British Virgin Islands jurisdiction; and future strategic acquisitions.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industry and markets in which WISeKey and WISeKey BVI operate, and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to: the risk that the merger may not be completed in a timely manner or at all; failure to obtain required shareholder approval; failure to obtain required regulatory approvals or satisfy other closing conditions; the risk that the anticipated benefits of the redomiciliation may not be realized; changes in applicable laws or regulations; general economic and market conditions; and other risks and uncertainties described in WISeKey’s filings with the SEC, including its Annual Report on Form 20-F. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. WISeKey does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

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